Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Income before income taxes	$1,404	$769	$552	$494	$759
Interest expense	199	233	241	220	266
Portion of rents representative of the interest factor	143	140	132	145	162
	$1,746	$1,142	$925	$859	$1,187
Fixed Charges
Interest expense	$199	$233	$241	$220	$266
Portion of rents representative of the interest factor	143	140	132	145	162
	$342	$373	$373	$365	$428
Ratio of Earnings to Fixed Charges	5.1	3.1	2.5	2.4	2.8